UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated July 31, 2013	3
2.	Letter of KPMG regarding unaudited interim financial information	57

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

KPMG Auditores, S.L.
Torre Realia
Plaça d’Europa, 41
08908 L’Hospitalet de Llobregat
Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of June 30, 2013, and the related condensed consolidated income statements and condensed consolidated statements of comprehensive income for each of the three- and six- month periods ended June 30, 2013 and 2012 and condensed consolidated statements of changes in equity and cash flows for each of the six- month periods ended June 30, 2013 and 2012. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with lAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain,

July 30, 2013

KPMG Auditores S.L., a limited liability Spanish company, is a subsidiary of KPMG Europe LLP and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Reg. Mer Madrid, T. 11.961, F.90, Sec. 8, H. M - 188.007, lnscrip. 9 N.I.F. B-78510153

GRIFOLS, S.A.  and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the three- and six-month periods ended 30 June 2013

CONTENTS

•	Condensed Consolidated Interim Financial Statements
	•	Condensed Consolidated Balance Sheets
	•	Condensed Consolidated Income Statements
	•	Condensed Consolidated Statements of Comprehensive Income
	•	Condensed Consolidated Statements of Cash Flows
	•	Condensed Consolidated Statements of Changes in Equity

•	Notes to Condensed Consolidated Interim Financial Statements

	(1)	General Information
	(2)	Basis of Presentation and Accounting Principles Applied
	(3)	Changes in the composition of the Group
	(4)	Financial Risk Management Policy
	(5)	Segment Reporting
	(6)	Goodwill
	(7)	Other Intangible Assets and Property, Plant and Equipment
	(8)	Trade and Other Receivables
	(9)	Cash and Cash equivalents
	(10)	Capital and Reserves
	(11)	Financial Liabilities
	(12)	Finance Income and Expenses
	(13)	Income Tax
	(14)	Discontinued Operations
	(15)	Commitments and Contingencies
	(16)	Financial Instruments
	(17)	Related Parties
	(18)	Expenses by Nature
	(19)	Subsequent Events

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 June 2013  and 31 December 2012

Assets	30/06/13	31/12/12
	(unaudited)
	(expressed in thousands of euros)
Non-current assets

Intangible assets

Goodwill (note 6)	1,937,064	1,869,899

Other intangible assets (note 7)	974,645	969,095

Total intangible assets	2,911,709	2,838,994

Property, plant and equipment (note 7)	840,880	810,107

Non-current investments in related companies	300	0

Investments in equity accounted investees	2,898	2,566

Non-current financial assets	14,294	16,526

Deferred tax assets	36,765	24,717

Total non-current assets	3,806,846	3,692,910

Current assets

Inventories	990,232	998,644

Trade and other receivables

Trade receivables (note 8)	409,070	366,022

Other receivables (note 8)	51,134	43,833

Current income tax assets	93,300	37,318

Trade and other receivables	553,504	447,173

Other current financial assets	757	460

Other current assets	15,663	14,960

Cash and cash equivalents (note 9)	479,157	473,327

Total current assets	2,039,313	1,934,564

Total assets	5,846,159	5,627,474

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 June 2013  and 31 December 2012

Equity and liabilities	30/06/13	31/12/12
	(unaudited)
	(expressed in thousands of euros)
Equity

Share capital (note 10)	119,604	117,882

Share premium (note 10)	910,728	890,355

Reserves (note 10)	872,213	620,144

Treasury stock (note 10)	(88,909)	(3,060)

Interim dividend (note 10)	(68,755)	0

Profit for the period / year attributable to the Parent	182,800	256,686

Total	1,927,681	1,882,007

Cash flow hedges	(27,297)	(33,036)

Translation differences	36,537	27,797

Other comprehensive income	9,240	(5,239)

Equity attributable to the Parent	1,936,921	1,876,768

Non-controlling interests	7,839	3,973

Total equity	1,944,760	1,880,741

Liabilities

Non-current liabilities

Grants	6,991	5,855

Provisions	3,919	3,348

Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,575,636	2,585,988
Other financial liabilities	122,011	104,831

Total non-current financial liabilities (note 11)	2,697,647	2,690,819

Deferred tax liabilities	450,431	453,846

Total non-current liabilities	3,158,988	3,153,868

Current liabilities

Provisions	54,223	55,139

Current financial liabilities
Loans and borrowings, bonds and other marketable securities	231,416	189,335
Other financial liabilities	7,470	6,243

Total current financial liabilities (note 11)	238,886	195,578

Debts with associates	3,555	2,668

Trade and other payables
Suppliers	241,198	228,405
Other payables	41,530	27,357
Current income tax liabilities	89,706	5,679

Total trade and other payables	372,434	261,441

Other current liabilities	73,313	78,039

Total current liabilities	742,411	592,865

Total liabilities	3,901,399	3,746,733

Total equity and liabilities	5,846,159	5,627,474

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for each of the three- and six- month periods ended 30 June 2013 and 2012

	Six-Months’ Ended		Three-Months’ Ended
	30/06/13	30/06/12	30/06/13	30/06/12
	(unaudited)		(unaudited)
	(expressed in thousands of euros)		(expressed in thousands of euros)
Continuing Operations

Net revenue (note 5)	1,380,841	1,316,705	697,143	650,023

Cost of sales	(670,259)	(650,698)	(336,547)	(315,205)

Gross Profit	710,582	666,007	360,596	334,818

Research and Development	(58,471)	(58,702)	(29,163)	(30,368)

Sales, General and Administration expenses	(271,748)	(268,410)	(138,474)	(136,625)

Operating Expenses	(330,219)	(327,112)	(167,637)	(166,993)

Operating Results	380,363	338,895	192,959	167,825

Finance income	3,460	1,354	1,373	(1,051)

Finance expenses	(122,347)	(149,368)	(63,335)	(67,932)

Change in fair value of financial instruments	5,313	16,548	5,345	7,207

Exchange losses	(5,198)	(2,314)	(309)	(3,711)

Finance income and expense (note 12)	(118,772)	(133,780)	(56,926)	(65,487)

Share of profit / (losses) of equity accounted investees	(1,313)	(758)	(1,043)	(870)

Profit before tax	260,278	204,357	134,990	101,468

Income tax profit/(losses) (note 13)	(79,843)	(70,907)	(44,102)	(35,527)

Profit after income tax from continuing operations	180,435	133,450	90,888	65,941

Consolidated profit for the period	180,435	133,450	90,888	65,941

Profit attributable to equity holders of the Parent	182,800	133,496	91,798	65,967
Loss attributable to non-controlling interest	(2,365)	(46)	(910)	(26)

Basic earnings per share (Euros)	0.54	0.39	0.27	0.19

Diluted earnings per share (Euros)	0.54	0.39	0.27	0.19

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three- and six- month periods ended 30 June 2013 and 2012

	Six-Months’ Ended		Three-Months’ Ended
	30/06/13	30/06/12	30/06/13	30/06/12
	(unaudited)		(unaudited)
	(expressed in thousands of euros)		(expressed in thousands of euros)
Consolidated profit for the period	180,435	133,450	90,888	65,941

Other comprehensive income

Items that may be reclassified subsequently to profit or loss

Foreign currency translation differences for foreign operations	8,769	44,501	(42,566)	87,739

Cash flow hedges	8,973	(15,039)	6,366	(8,142)

Income tax on items that may be reclassified to profit or loss	(3,234)	5,399	(2,313)	3,022

Other comprehensive income and expenses, net of tax	14,508	34,861	(38,513)	82,619

Total comprehensive income and expenses for the period	194,943	168,311	52,375	148,560

Total comprehensive income attributable to the Parent	197,279	168,290	53,437	148,513
Total comprehensive income / (losses) attributable to non-controlling interests	(2,336)	21	(1,062)	47

Total comprehensive income for the period	194,943	168,311	52,375	148,560

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the six- month periods ended 30 June 2013 and 2012

	30/06/13	30/06/12
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities

Profit before tax	260,278	204,357

Adjustments for:	187,567	188,498

Amortisation and depreciation	64,209	63,589

Other adjustments:	123,358	124,909

Losses on equity accounted investments	1,313	758

Exchange differences	5,198	2,314

Net provision changes	4,928	4,815

Loss on disposal of fixed assets	3,673	889

Government grants taken to income	(447)	(625)

Finance expense / income	107,593	124,146

Other adjustments	1,100	(7,388)

Changes in capital and assets	(29,666)	(67,223)

Change in inventories	13,071	13,767

Change in trade and other receivables	(51,397)	(16,730)

Change in current financial assets and other current assets	(588)	(5,783)

Change in current trade and other payables	9,248	(58,477)

Other cash flows from operating activities	(137,918)	(111,102)

Interest paid	(77,949)	(93,140)

Interest received	2,214	3,901

Income tax paid	(62,183)	(21,863)

Net cash from operating activities	280,261	214,530

Cash flows from investing activities

Payments for investments	(109,138)	(86,274)

Group companies and joint associates (note 3)	(36,093)	(7,642)

Property, plant and equipment and intangible assets	(69,352)	(78,562)

Property, plant and equipment	(58,752)	(67,310)

Intangible assets	(10,600)	(11,252)

Other financial assets	(3,693)	(70)

Proceeds from the sale of investments	6,292	84,880

Group companies and business units	0	683

Property, plant and equipment	6,292	67,754

Other financial assets	0	16,443

Net cash used in investing activities	(102,846)	(1,394)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(85,348)	(2)

Acquisition of Treasury stock	(120,429)	(2)

Disposal of Treasury stock	35,081	0

Proceeds from issue of share capital	20,461	0

Proceeds from and payments for financial liability instruments	(45,937)	(191,559)

Issue	46,340	23,237

Redemption and repayment	(92,277)	(214,796)

Dividends and interest on other equity instruments paid	(69,138)	0

Dividends paid	(70,062)	0

Dividend received	924	0

Other cash flows from financing activities	6,107	(54,206)

Costs of financial instruments issued	0	(43,752)

Other collections from financing activities	6,107	(10,454)

Net cash from / (used in) financing activities	(173,855)	(245,767)

Effect of exchange rate fluctuations on cash and cash equivalents	2,270	6,685

Net decrease in cash and cash equivalents	5,830	(25,946)

Cash and cash equivalents at beginning of the period	473,327	340,586

Cash and cash equivalents at end of period	479,157	314,640

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity
 for each of the six-month periods ended 30 June 2013 and 2012

	Attributable to equity holders of the Parent
									Equity
				Profit attributable			Other comprehensive income		attributable
	Share	Share		to		Treasury	Translation	Cash flow	to	Non-controlling
	capital	premium	Reserves (*)	Parent	Interim dividend	Stock	differences	hedges	Parent	interests	Equity
	(expressed in thousands of euros)
Balances at 31 December 2011	117,882	890,355	568,274	50,307		(1,927)	58,800	(21,184)	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	44,434	—	44,434	67	44,501
Cash flow hedges	—	—	—	—	—	—	—	(9,640)	(9,640)	—	(9,640)

Other comprehensive income for the period	—	—	—	—	—	—	44,434	(9,640)	34,794	67	34,861

Profit/(loss) for the period	—	—	—	133,496	—	—	—	—	133,496	(46)	133,450

Total comprehensive income for the period	—	—	—	133,496	—	—	44,434	(9,640)	168,290	21	168,311

Other changes	—	—	482	—	—	(2)	—	—	480	(59)	421
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	—	4,108	4,108

Distribution of 2011 profit Reserves	—	—	50,307	(50,307)	—	—	—	—	—	—	—

Operations with equity holders or owners	—	—	50,789	(50,307)	—	(2)	—	—	480	4,049	4,529

Balances at 30 June 2012 (unaudited)	117,882	890,355	619,063	133,496	—	(1,929)	103,234	(30,824)	1,831,277	6,557	1,837,834

Balances at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	(33,036)	1,876,768	3,973	1,880,741

Translation differences	—	—	—	—	—	—	8,740	—	8,740	29	8,769
Cash flow hedges	—	—	—	—	—	—	—	5,739	5,739	—	5,739

Other comprehensive income for the period	—	—	—	—	—	—	8,740	5,739	14,479	29	14,508

Profit/(loss) for the period	—	—	—	182,800	—	—	—	—	182,800	(2,365)	180,435

Total comprehensive income for the period	—	—	—	182,800	—	—	8,740	5,739	197,279	(2,336)	194,943

Net movement in own shares (note 10)	—	—	606	—	—	(85,849)	—	—	(85,243)	—	(85,243)
Capital Increase January 2013 (note 10)	1,633	—	(1,665)	—	—	—	—	—	(32)	—	(32)
Capital Increase April 2013 (note 10)	89	20,373	(375)	—	—	—	—	—	20,087	—	20,087
Acquisition of non-controlling interests (note 10)	—	—	(2,800)	—	—	—	—	—	(2,800)	2,800	—
Acquisition of subsidiary with non-controlling interests (note 3)	—	—	—	—	—	—	—	—	—	3,402	3,402
Distribution of 2012 profit
Reserves	—	—	255,379	(255,379)	—	—	—	—	—	—	—
Dividend (Share B)	—	—	—	(1,307)	—	—	—	—	(1,307)	—	(1,307)
Interim dividend	—	—	924	—	(68,755)	—	—	—	(67,831)	—	(67,831)
Operations with equity holders or owners	1,722	20,373	252,069	(256,686)	(68,755)	(85,849)	—	—	(137,126)	6,202	(130,924)

Balances at 30 June 2013 (unaudited)	119,604	910,728	872,213	182,800	(68,755)	(88,909)	36,537	(27,297)	1,936,921	7,839	1,944,760

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2012 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The Board of Directors of Grifols, S.A. authorised for issue these Condensed Consolidated Interim Financial Statements at their meeting held on 25 July 2013.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and six-month period ended 30 June 2013 have been prepared based on the accounting records kept by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2012.

In addition, the following standards that entered into force in 2013 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

• Amendment to IAS 1 Presentation of Items of Other Comprehensive Income (effective date: 1 July 2012)

• Amendment to IFRS 1: Government Loans (effective date: 1 January 2013)

• Amendment to IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2013)

• IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

• IFRS 11 Joint Arrangements (effective date: 1 January 2013)

• IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

• Transition Guidance (issued 28 June 2012): Amendment to IFRS10, IFRS 11 and IFRS 12 (effective date: 1 January 2013)

• IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

• Amendment to IAS 19 Employee Benefits. (effective date:1 January 2013).

• Amendment to IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

• Improvement to IFRSs (2009-2011) issued on 17 May 2012 (effective date: 1 January 2013)

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

The IASB also issued the following standards that are effective for reporting periods beginning after 1 July 2013:

• IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2014)

• Investment Entities: Amendments to IFRSs 10, 12 and IAS 27 issued on 31 October 2012 (effective on 1 January 2014)

• IFRIC 21 Interpretation 21 Levies (effective on 1 January 2014)

• Amendment to IAS 36: Recoverable Amount Disclosures for Non•Financial Assets (effective on 1 January 2014)

• Amendment to IAS 39: Novation of Derivatives and Continuation of hedge Accounting (effective 1 January 2014)

• IFRS 9 Financial Instruments (effective date: 1 January 2015)

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and six-month period ended 30 June 2013 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These estimates are made based on the best information available and refer to:

•             The assumptions used for calculation of the fair value of financial instruments in particular financial derivatives. Financial derivatives are valued based on observable market data (level 2 of fair value hierarchy) (see note 16). In this respect, the selection of the appropriate data within the alternatives requires the use of judgment in qualitative factors, such as which methodology and valuation models

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

are used, and in quantitative factors, such as the data required to be included within the chosen models.

•             The assumptions used to test non-current assets and goodwill for impairment.  Annual impairment tests of the relevant cash generating units are performed for impairment testing. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The assumptions relating to risk-adjusted future cash flows and discounted rates are based on business forecasts and are therefore inherently subjective. Future events could cause these to change with a consequent adverse effect on the future results of the Group. The valuations are made broadly such that a reasonably possible change to any of the key assumptions is unlikely to result in an impairment of the related goodwill.

•             Useful lives of property, plant and equipment and intangible assets. The estimated useful lives applied for each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2012. Although estimates are calculated by the Company’s management based on the best information available at reporting date, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment, it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Changes in the useful lives of intangible assets are related to the currently marketed product Gamunex, which useful lives will depend on the life cycle of the product. The Company´s management does not expect significant changes to useful lives to be made in subsequent years, which should they happen would be recognized prospectively.

•             Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge, and in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).

•             Evaluation of the nature of leases (operating or finance). The Group analyzes the conditions of the lease contracts at the inception of the leases, in order to conclude if the risks and rewards have been transferred. If the lease contract gets renewed or amended the Group conducts a new evaluation.

•             Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations.

•             Evaluation of the capitalization of development costs. The key assumption is related to the estimation of the generation of sufficient future economic benefits of the projects.

•             Evaluation of provisions and contingencies. The key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts emerge and each dispute progresses. Details of the status and various uncertainties involved in significant unresolved disputes are set out in note 15.

•             Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain. The key assumption is the estimation of the expected amounts of collections from these public entities.

•             Evaluation of the recoverability of tax credits including tax loss carry forwards and rights for deductions. Deferred tax assets are recognized to the extent future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

•             The income tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

Grifols’ management does not believe that there are any assumptions or sources of estimation uncertainty that have a significant risk of resulting in a material adjustment within the next financial year.

The estimates, hypotheses and relevant judgements used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2012.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial for the three- and six-month period ended 30 June 2013 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2012 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main variances in the scope of consolidation during the interim period ended 30 June 2013 are detailed below:

Progenika Biopharma, S.A.

On 27 February 2013 the Group acquired the shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase mentioned below) of the Spanish biotechnology group of companies headed by Progenika Biopharma,S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand.   The acquisition was paid through the following:

•         50% of the purchase price has been paid in exchange for 884,997 non-voting Grifols Class B shares, with a fair value of EUR 20.91 each. The Group granted to the selling shareholders the option to resell the Class B shares at the same price during the first five days following the acquisition date. Selling shareholders representing 879,913 shares executed this option, and the cash paid amounted to Euros 18,399 thousand, being considered as cash for investment activities in the cashflow statements.

•         The remaining 50% of the price has been paid in cash (Euros 18,505 thousand).

The non-voting Grifols Class B shares have been provided by a related party under a loan agreement signed on 12 February 2013. On 16 April 2013, the Company´s share capital has been increased in the nominal amount of 88,499.70 Euros by issuing and placing in circulation 884,997 new Class B shares without voting rights. The share capital increase has enabled Grifols to issue the number of shares needed to pay the price for the acquisition of Progenika in shares and thus return the Lender the non-voting shares that were lent pursuant to the provisions of the Loan Agreement (see note 10).

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

Additionally, the Group and the selling shareholders have granted each other call and put options over the shares representing 35% (32.9% after Ekarpen capital increase mentioned below) of the remaining share capital held by the aforementioned sellers, which may be exercised in three years. The purchase price of the shares subject to the call and put option amount to Euros 21,701 thousand, increased at the rate of 5% per annum and has been treated as financial liability (see note 11 (c)). The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (“Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, have agreed that Ekarpen subscribes a share capital increase pursuant to which, for an amount of Euros 5,000 thousand, Ekarpen has received new shares representing approximately 6.5% of the share capital of Progenika. These shares are subject to a call and put option which may be exercised at the end of a 5-year period for a purchase price of Euros 5,000 thousand and has been treated as financial liability (see note 11 (c)). The call option has premium costs of Euros 300 thousand for each of the 5-year period.

As the non-controlling shareholders do not have present access to the economic benefits associated with the underlying ownership interests related to shares under the put and call commitment, we have applied the anticipated-acquisition method. Under this method we recognize the contract as an anticipated acquisition of the underlying non controlling interest, as if the put option had been exercised already by the non-controlling shareholders.

Progenika specializes in the development of technology for personalized medicine, focusing on the design and manufacture of in vitro genome-based diagnostic tests, disease prognosis and prediction of responses to pharmacological treatment. It has also developed its own technology for the production of DNA chips for diagnosis and prognosis, and it is an international leader in this field. In particular, Progenika has pioneered the development of molecular biology tests for the performance of transfusional compatibility studies.

At the date of preparation of these consolidated financial statements, the Group does not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Provisional goodwill generated in the acquisition is attributed to unique technology and products as well as the workforce and other synergies related to the R&D activity and has been allocated to the Diagnostic segment. This goodwill is not expected to be tax deductible.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amounts by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

Thousands of Euros

Cash paid	18,505
Class B shares	18,505
Deferred acquisition cost (call and put options)	26,701

Total cost of the business combination	63,711

Fair value of net assets acquired	14,652
Non-controllong interests	(3,402)

Goodwill (excess of cost of business combination over fair value of net assets acquired) (note 6)	52,461

Cash paid	36,904
Cash and cash equivalents of the acquired company	(2,283)

Net cash outflow in respect of the acquisition	34,621

After the acquisition, the Group has granted non-current loans amounting to Euros 11,266 thousands to Progenika.

Had the acquisition taken place at 1 January 2013, the Group’s revenue and consolidated profit for the six-month period ended 30 June would not have varied significantly.

At the date of the acquisition the amounts of recognized assets, liabilities and contingent liabilities, which are provisional, are as follows:

Provisional Fair
Value
Thousands of
Euros

Intangible assets (note 7)	11,514
Property, plant and equipment (note 7)	7,552
Non-current financial assets	211
Deferred tax assets	10,182
Inventories	481
Trade and other receivables	12,363
Other current assets	151
Cash and cash equivalents	2,283

Total assets	44,737

Non-current financial liabilities	18,792
Deferred tax liabilities	17
Current financial liabilities	5,540
Trade and other payables	1,531
Other current liabilities	4,205

Total liabilities and contingent liabilities	30,085

Total net assets acquired	14,652

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

The Group is in the process of analyzing and valuing the net assets acquired. If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised. In this respect, the Group is evaluating the pre-existing distribution contract between Grifols and Progenika.

(4)         Financial Risk Management Policy

At 30 June 2013 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2012.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the six- month period ended 30 June 2013 and 30 June 2012 is as follows:

	Net revenues (Thousands of Euros)
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
Segments	2013	2012	2013	2012

Bioscience	1,220,948	1,163,696	616,162	576,487
Hospital	53,040	51,591	25,885	24,544
Diagnostic	66,726	69,603	34,167	34,853
Raw materials + Other	40,127	31,815	20,929	14,139

	1,380,841	1,316,705	697,143	650,023

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

	Profit/(loss) (Thousands of Euros)		Profit/(loss) (Thousands of Euros)
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
Segments	2013	2012	2013	2012
Bioscience	491,179	450,806	252,956	225,545
Hospital	1,191	1,435	(872)	(271)
Diagnostic	(1,105)	5,176	(1,937)	1,336
Raw materials + Other	21,633	19,994	8,502	8,298

Total income of reported segments	512,898	477,411	258,649	234,908

Unallocated expenses plus net financial result	(252,620)	(273,054)	(123,659)	(133,440)
Profit before income tax from continuing operations	260,278	204,357	134,990	101,468

Whereas the loss of certain third parties distribution agreements and increase in R&D has negatively impacted the Diagnostic margins, the Group´s management expects that new licenses and approvals of new technologies will turn margins in positive.

(6)         Goodwill

Details and movement in goodwill during the six-month period ended 30 June 2013 is as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
Net value	Segment	31/12/12	Combination	differences	30/06/13

Grifols UK,Ltd. (UK)	Bioscience	8,420	—	(404)	8,016
Grifols Italia,S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc. (USA)	Bioscience	115,271	—	1,005	116,276
Plasmacare, Inc. (USA)	Bioscience	38,954	—	339	39,293
Grifols Australia Pty Ltd.(Australia)	Diagnostic	10,895	—	(915)	9,980
Talecris Biotherapeutics (USA)	Bioscience	1,684,241	—	14,679	1,698,920
Araclón Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	—	52,461	—	52,461
		1,869,899	52,461	14,704	1,937,064
			(note 3)

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

Impairment testing:

For impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies have arisen on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. As the synergies benefit the Bioscience segment as a whole, the Group could not allocate to individual CGUs. The Bioscience segment represents the lowest level at which goodwill is monitored for internal management purposes.

At 30 June 2013, on the basis of the profits to be generated, there are no indications that the goodwill of the CGUs assigned to the Bioscience or the Diagnostics segments has been impaired.

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the six-month period ended 30 June 2013 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

	Thousands of Euros
	Other intangible	Property, plant
	Assets	and equipment	Total

Total Cost at 31/12/2012	1,120,389	1,143,044	2,263,433

Total dep. & amort. At 31/12/2012	(151,185)	(327,798)	(478,983)
Impairment at 31/12/2012	(109)	(5,139)	(5,248)

Balance at 31/12/2012	969,095	810,107	1,779,202

Cost
Additions	10,598	63,212	73,810
Business combination (note 3)	29,552	13,287	42,839
Disposals	(646)	(9,098)	(9,744)
Transfers	2,171	7,040	9,211
Translation differences	8,530	9,430	17,960

Total Cost at 30/06/2013	1,170,594	1,226,915	2,397,509

Depreciation & amortization
Additions	(23,817)	(40,392)	(64,209)
Business Combination (note 3)	(18,038)	(5,735)	(23,773)
Disposals	151	5,477	5,628
Transfers	(2,119)	(7,092)	(9,211)
Translation differences	(905)	(5,690)	(6,595)

Total dep. & amort. at 30/06/2013	(195,913)	(381,230)	(577,143)

Impairment
Net movement	73	334	407

Impairment at 30/06/2013	(36)	(4,805)	(4,841)

Balance at 30/06/2013	974,645	840,880	1,815,525

At 30 June 2013 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets include mainly currently marketed products (CMPs). Identifiable intangible assets corresponding to Gamunex have been recorded at fair value at the time of acquisition of Talecris and have been classified under CMPs. The total cost and accumulated amortization of CMPs at the beginning and end of the period is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/12	Additions	differences	30/06/13

Cost of currently marketed products - Gamunex	909,504	—	7,927	917,431
Accumulated amortisation of currently marketed products - Gamunex	(48,001)	(15,242)	(467)	(63,710)

Carrying amount of currently marketed products - Gamunex	861,503	(15,242)	7,460	853,721

The intangible assets recorded for CMPs represents an aggregate of Gamunex’s product rights, regulatory approval documentation, brand name and hospital relationships related to Gamunex. Each of these components is closely intertwined and complimentary and they are subject to similar risks, namely, the regulatory approval process and market success of Gamunex.

The useful life of the CMP has been determined as finite and estimated to be 30 years. This useful life period mirrors the expected life cycle of Gamunex. The amortization method is straight line basis.

At 30 June 2013, the remaining useful life for current marketed products is 27 years and 11 months (28 years and 11 months at 30 June 2012).

(8)         Trade and Other Receivables

At 30 June 2013, some Group companies had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 127,641 thousand for the six-month period ended at 30 June 2013 (Euros 106,749 thousand for the six-month period ended 30 June 2012).

The deferred collection equivalent to the amount pending to be received from the financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 8,474 thousand as at 30 June 2013 (Euros 6,132 thousand as at 31 December 2012) which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amount to Euros 3,871 thousand for the six-month period ended 30 June 2013 (Euros 3,731 thousand for the six-month period ended 30 June 2012) (see note 12).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain, has not significantly changed compared to 31 December 2012.

(9)         Cash and Cash equivalents

The Group has carried out the following operations which have not required the use of cash or cash equivalents:

•                  Call and put options related with Progenika acquisition (see note 3);

•                  Loaned Class B shares from a related party (see notes 10 and 17);

•                  Issuance of new shares on 4 January 2013 (see note 10(a)).

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

(10)            Capital and Reserves

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)       Share Capital and Share Premium

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013.

On 16 April 2013, Grifols has increased its share capital by issuing and placing in circulation 884,997 new Class B shares without voting rights, of a par value of Euro 0.10 each, with a share premium of Euro 23.02 per share. Therefore, the total amount of the share capital increase has been Euro 20,461,130.64, of which Euro 88,499.70 corresponds to the par value and Euro 20,372,630.94 to share premium. The Board of Directors has agreed to suppress the pre-emptive subscription rights in connection with the share capital increase.

The share capital increase mentioned above has enabled Grifols return the Lender the non-voting shares that were lent to attend the commitment with the sellers of Progenika shares pursuant to the provisions of the Loan Agreement signed in February 2013 (see note 3 and section b) of this note).

At 30 June 2013 the Company’s share capital were represented by 213.064.899 class A shares and 130,712,555 class B shares.

(b)       Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2013, an amount of Euros 47,817 thousand which is equivalent to the carrying amount of research and development costs pending amortisation of certain Spanish companies (Euros 33,097 thousand at 31 December 2012) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 June 2013 the legal reserve of the Parent Company amounts to Euros 23,576 thousand (21,323 thousand Euros at 31 December 2012).

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 30 June 2013 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,113 thousand ( Euros 2,106 thousand at 31 December 2012).

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand at 30 June 2013 and 31 December 2012.

On February 2013 a related party lent to the Group 884.997 Class B shares with a fair value of Euros 18 million, which has been used to acquire Progenika (see note 3). Under the Class B share loan agreement, the Group had the commitment to return the same number of class B shares on, or before 31 December 2013. On 16 April 2013, the Company´s share capital has been

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

increased in the nominal amount of Euros 88,499.70, and has enabled the Group to return the Lender the non-voting shares.

In May 2013, Araclón Biotech, S.L. has increased capital by an amount of Euros 7 million of which Euros 6.9 million have been subscribed by the Group. As a result of this, the Group has increased its investment from 51% to 61.1%.  The difference between the capital increase done by the Group and the non-controlling interest has been recorded as a Euros 2,8 million decrease in reserves.

(c)        Treasury Stock

The Parent Company has executed the following transactions with its treasury stock during the six-month period ended 30 June 2012:

	No. of Class A shares	Thousand Euros

Balance at 1 January 2012	158,326	1,927
Balance at 30 June 2012	158,326	1,927

	No. of Class B shares	Thousand Euros

Balance at 1 January 2012	15,832	0
Acquisitions Class B	250	2
Balance at 30 June 2012	16,082	2

The Parent Company has executed the following transactions with its treasury stock during the six-month period ended 30 June 2013:

	No. of Class A shares	Thousand Euros

Balance at 1 January 2013	158,326	3,058
Acquisitions Class A	448,802	11,040
Disposals Class A	(607,128)	(14,098)
Balance at 30 June 2013	0	0

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

	No. of Class B shares	Thousand Euros

Balance at 1 January 2013	16,082	2
Cash acquisitions Class B	6,177,372	127,788
Non-Cash acquisitions Class B	884,997	17,744
Cash disposals Class B	(904,818)	(18,420)
Non-Cash Disposals Class B	(1,769,994)	(38,205)

Balance at 30 June 2013	4,403,639	88,909

On 11 March 2013 Grifols S.A purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds and accounts managed by Cerberus Capital Management, L.P and/or its affiliated advisory entities for a total purchase price of Euro 88.9 million (USD 118.9 million, or USD 27 per ADS). Grifols originally issued the ADSs to Cerberus in June 2011, in connection with its acquisition of Talecris Biotherapeutics Holdings Corp. Cerberus was the largest shareholder of Talecris.

Cash acquisitions also include the acquisition to the selling shareholders of Progenika of the Class B shares following the Grifols commitment of the cash option given to them amounting to Euros 18,399 thousand. This amount has been considered as cash for investment activity in the cash flow statement of the six month period ended 30 June 2013.

Finally, cash acquisitions also includes the acquisition of class B shares issued on 16 April 2013 and subscribed by a financial institution (see section a) of this note).

Non-cash acquisitions and disposals of Class B shares include the loan shares with a related party (note 17). Further disposals include the Class B shares delivered in exchange of acquisition of Progenika Biopharma, S.A. (note 3 and 9).

Cash in related with disposals of Class A and B shares amounted to Euros 15,286 and 19,794 thousand, respectively.

(d)       Dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5. At 30 June 2013 leverage ratio amounts to 2.77.

The distribution of the profit for the year ended 31 December 2012 is presented in the consolidated statements of changes in equity.

The following dividends were paid during the six-month period ended 30 June 2013:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

	Six-Months’ Ended 30 June 2013
			Amount in
	% over	Euros	thousand of
	par value	per shares	Euros

Ordinary Shares (Interim Dividend)	40%	0.20	42,612
Non-voting shares (Interim Dividend)	200%	0.20	26,143
Non-voting shares (Preferred Dividend)	10%	0.01	1,307
Total Dividends Paid			70,062

On 24 May 2013, the shareholders of Grifols have approved the distribution of the preferred dividend for non-voting shares (Class B), which amounts to 0.01 Euros per shares.

On 24 May 2013,  Grifols Board of Directors has agreed to pay an ordinary interim dividend for the financial year 2013 of 0.20 Euros for each Class A and Class B shares, allocating a total amount of  68,755 thousand Euros to interim dividend.

(11)                Financial Liabilities

The detail of non-current financial liabilities at 30 June 2013 and 31 December 2012 is as follows:

	Thousands of Euros
Non-current financial liabilities	30/06/13	31/12/12
High Yield Senior Unsecured Notes (a)	745,354	727,608
Senior secured debt (b)	1,786,197	1,807,339
Other loans	29,261	33,449
Finance lease liabilities	14,824	17,592
Loans and borrowings	1,830,282	1,858,380
Loans and borrowings and bonds or other non current marketable securities	2,575,636	2,585,988
Financial derivatives (note 16)	73,942	93,515
Other financial liabilities (c)	48,069	11,316
Other non-current financial liabilities	122,011	104,831
	2,697,647	2,690,819

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

The detail of current financial liabilities at 30 June 2013 and 31 December 2012 is as follows:

	Thousands of Euros
Current financial liabilities	30/06/13	31/12/12

Bonds (a)	72,445	42,968

Senior secured debt (b)	98,274	83,659
Other loans	53,886	55,703
Finance lease liabilities	6,811	7,005
Loans and borrowings	158,971	146,367
Loans and borrowings and bonds or other current marketeable securities	231,416	189,335

Other current financial liabilities	7,470	6,243

	238,886	195,578

(a) High Yield Senior Unsecured Notes and Bonds

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%.

Unamortised financing costs of High Yield Senior Unsecured Notes amounted to Euros 95.6 million at 30 June 2013 (Euros 106 million at 31 December 2012).

The total principal plus interest of the High Yield Senior Unsecured Notes is detailed as follows:

	High Yield Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in Thousand of
	Thousand of US Dollar	Euros
Maturity
2013	45,375	34,690
2014	90,750	69,381
2015	90,750	69,381
2016	90,750	69,381
2017	90,750	69,381
2018	1,145,375	875,669

Total	1,553,750	1,187,883

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

The breakdown and variances of High Yield Senior Unsecured Notes and promissory notes at 30 June 2013 and 30 June 2012 are as follows:

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/12	Issue	Repayments	and others	at 30/06/12

Issue of bearer promissory notes (nominal value)	9,960	14,427	(9,960)	—	14,427

High Yield Senior Unsecured Notes (nominal value)	850,143	—	—	23,566	873,709

	860,103	14,427	(9,960)	23,566	888,136

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/13	Issue	Repayments	and others	at 30/06/13

Issue of bearer promissory notes (nominal value)	14,547	45,654	(14,844)	—	45,357

High Yield Senior Unsecured Notes (nominal value)	833,712	—	—	7,267	840,979

	848,259	45,654	(14,844)	7,267	886,336

(b) Senior secured debt

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements.

Unamortised financing costs from the senior secured debt amount to Euros 163.9 million at 30 June 2013 (Euros 190 million at 31 December 2012).

The conditions of this senior secured debt are as follows:

• Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: US Tranche A and Tranche A in Euros.

•                  US Tranche A :

•                              Original Principal Amount of US 600 million.

•                              Applicable margin of 325 basic points (bp) linked to US Libor.

•                              No floor over US Libor.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

•                  Tranche A in Euros:

•                              Original Principal Amount of EUR 220 million.

•                              Applicable margin of 350 basic points (bp) linked to Euribor.

•                              No floor over Euribor.

The detail of the Tranche A by maturity as at 30 June 2013 is as follows:

	US Tranche A			Tranche A in Euros
		Principal in	Principal in
		thousands of US	thousands of		Principal in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2013	USD	30,000	22,936	EUR	11,000
2014	USD	90,000	68,807	EUR	33,000
2015	USD	292,500	223,624	EUR	107,250
2016	USD	97,500	74,541	EUR	35,750

Total	USD	510,000	389,908	EUR	187,000

•  Non-current financing Tranche B: six year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US 1,700 million.

•                              Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio is below 3.25x)

•                              Floor over US Libor of 1%

•                  Tranche B in Euros:

•                              Original Principal Amount of EUR 200 million.

•                              Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3.25x).

•                              Floor over Euribor of 1%

The detail of the Tranche B by maturity as at 30 June 2013 is as follows:

	US Tranche B			Tranche B in Euros
		Principal in	Principal in
		thousands of US	thousands of		Principal in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2013	USD	11,000	8,410	EUR	1,000
2014	USD	22,000	16,820	EUR	2,000
2015	USD	22,000	16,820	EUR	2,000
2016	USD	22,000	16,820	EUR	2,000
2017	USD	1,590,000	1,215,596	EUR	190,000

Total	USD	1,667,000	1,274,466	EUR	197,000

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

• Senior revolving credit facility: Amount maturing on 1 June 2016. At 30 June 2013 no amount has been drawn down on this facility.

•      US Revolving Credit Facility :

•                              Committed Amount : US 35 million

•                              Applicable margin of 325 basis point (bp) linked to US Libor.

•                  US Multicurrency Revolving Credit Facility:

•                              Committed Amount : US 140 million

•                              Applicable margin of 325 basis point (bp) linked to US Libor

•                  Revolving Credit Facility in Euros:

•                              Committed Amount :  EUR 21,7 million.

•                              Applicable margin of 325 basis point (bp) linked to Euribor.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan

Maturity

2013	44,501	41,670
2014	120,751	81,514
2015	341,813	80,704
2016	112,284	82,022
2017	—	1,433,753

Total	619,349	1,719,663

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 30 June 2013 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets and the shares of certain group companies as collateral, to guarantee repayment of the senior debt.

(c)  Other financial liabilities

At 30 June 2013, this caption includes Euros 26,701 thousand related to the call and put options granted by the Group and Progenika shareholders (see note 3). The remaining balance mainly includes loans granted by public institutions.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

(12)  Finance Income and Expenses

Details are as follows:

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
	2013	2012	2013	2012

Finance Income	3,460	1,354	1,373	(1,051)

Finance expenses from High Yield Senior Unsecured Corporate Bonds	(45,955)	(48,826)	(23,188)	(23,243)
Finance expenses from senior debt- Tranche A	(19,871)	(35,987)	(9,688)	(11,889)
Finance expenses from senior debt- Tranche B	(47,826)	(51,283)	(24,238)	(25,595)
Finance expenses from sale of receivables (note 8)	(3,871)	(3,731)	(3,221)	(793)
Implicit interest on preference loans	(289)	(239)	(158)	(122)
Capitalised interest	4,458	3,460	2,476	1,999
Other finance expenses	(8,993)	(12,762)	(5,318)	(8,289)

Finance expenses	(122,347)	(149,368)	(63,335)	(67,932)

Change in fair value of financial derivatives	5,313	16,548	5,345	7,207
Exchange differences	(5,198)	(2,314)	(309)	(3,711)

Finance income and expense	(118,772)	(133,780)	(56,926)	(65,487)

(13)  Income Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 34.7% for the six-month period ended 30 June 2012 to 30.7% for the six-month period ended 30 June 2013 (35% for the three-month period ended 30 June 2012 to 32.7% for the three-month period ended 30 June 2013) mainly due to North Carolina (US) companies, that since fourth quarter 2012 are filing the state corporate tax on combined basis, reducing their effective tax. Also, during 2013, following US current regulations enacted in 2013, US companies are taking full benefit of 2012 R&D credits that could not be applied during 2012, as well as 2013 R&D credits.

The following events have arisen regarding income tax audits of US Group companies:

•                              Grifols Inc & Subsidiaries: Federal Income Tax Audit for the short tax year ending June 1, 2011 was initiated from October, 2012.

•                              Grifols Inc & Subsidiaries: Federal Income Tax Audit for tax years ending December 31, 2010 and 2011 was announced February 2013.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

•                              Talecris Biotherapeutics Holdings Corp & Subs: California Franchise Tax Audit for 2009 & 2010 was settled with no significant impact for the Group.

•                              Talecris Plasma Resources: Inspection of Indiana Income Tax for 2009, 2010 & 2011 was settled in February, 2013 with no significant impact for the Group.

The Group does not expect any significant impact affecting the financial statements to arise from the ongoing inspections.

(14)  Discontinued Operations

The Group does not consider any operations as discontinued for the six-month periods ended 30 June 2013 and 30 June 2012.

(15)  Commitments and Contingencies

a)             Commitments

Aradigm Corporation

On May 20, 2013 the Group has announced signing of an Exclusive Worldwide License Agreement with Aradigm Corporation to develop and commercialize Pulmaquin.

Pulmaquin and Lipoquin are formulations of inhaled ciprofloxacin for the treatment of severe respiratory disease, including non-cystic bronchiectasis. Aradigm has completed Phase 2b clinical trials with Pulmaquin and Lipoquin in bronchiectasis patients.

Aradigm has been granted Orphan Drug designation for Liposomal ciprofloxacin for cystic fibrosis in the US and the EU, and for the combination of Liposomal ciprofloxacin and free ciprofloxacin for bronchiectasis in the US.

Grifols and Aradigm have agreed to advance the formulations of Pulmaquin and Lipoquin into phase III clinical trials in bronchiestasis.

Grifols will be responsible for the development and clinical expenses for bronchiectasis application up to a maximum of US Dollars 65 million. Aradigm will be entitled to receive from Grifols cash payments up to US Dollars 25 million upon achievement of development milestones. Grifols will be responsible for all commercialization activities and will pay Aradigm royalties on worldwide sales of products.

Additionally, Grifols, subject to the fulfilment of certain conditions, will subscribe a capital increase for an amount of US Dollars 25.7 million without payment of any share premium. The total amount of the increase in share capital will be US Dollars 40.7 million; as a result Grifols will hold 35% of Aradigm’s common stock. It is anticipated that the closing will take place during the second half of 2013. Grifols will be entitled to designate two directors to serve on the Aradigm’s Board of Directors.

Pulmaquin will complement Grifols’ existing pulmonary business activity.

Aradigm’s headquarters are based in Hayward, California, and its shares trade in the Nasdaq OTC BB market.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

b) Judicial procedures and arbitration

Catalan haemophiliacs

Instituto Grifols, S.A. was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. An appeal was subsequently filed by the counterparty in the Catalan High Court, which was rejected. The Group is currently awaiting the ruling on the appeal filed again by the group of haemophiliacs at the Spanish Supreme Court.

Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries as considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and is currently subject to arbitration between the parties. It is not expected that any liabilities will arise for the Grifols Group from the outcome of this arbitration.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The review is expected to be concluded in 2013. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated financial statements, as they consider that disclosure of additional information could seriously jeopardise the Group’s interests.

(16)  Financial Instruments

Fair value

The fair value of High-Yield Senior Unsecured corporate bonds amounts to US Dollars 1,182 million (Euros 904 million) at 30 June 2013 (US Dollars 1,211 million and Euros 918 million at 31 December 2012). Furthermore, Tranche A and B senior debt amounts to US Dollars 2,702 million (Euros 2,066 million) at 30 June 2013 (US Dollars 2,810 million and Euros 2,130 million at 31 December 2012). The valuation has been made based on observable market data.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

Financial derivatives have also been valued based on observable market data (level 2 of fair value hierarchy).

The fair value of financial assets and the remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 June 2013 and 31 December 2012 the Group has recognised the following derivatives:

				Thousands of euros
		Notional at	Notional at	Value at	Value at
Financial Derivatives	Currency	30/06/2013	31/12/12	30/06/2013	31/12/12	Maturity

Interest Rate Swap (Cash flow hedge)	USD	1,315,145,000	1,398,875,000	(44,119)	(50,900)	30/06/2016
Interest Rate Swap (Cash flow hedge)	EUR	100,000,000	100,000,000	(4,449)	(5,704)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	21	8	31/03/2016
Swap Floor	USD	1,315,145,000	1,398,875,000	1,975	4,494	30/06/2016
Embedded floor of senior debt	EUR	197,000,000	198,000,000	(4,060)	(5,965)	01/06/2017
Embedded floor of senior debt	USD	1,667,000,000	1,678,000,000	(21,314)	(30,946)	01/06/2017
Total				(71,946)	(89,013)

Total Assets				1,996	4,502
Total Liabilities (note 11)				(73,942)	(93,515)

(a)         Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

As the floors included in the Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at  inception.

(b)         Cash flow hedge

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. At the end of June 2013, the notional amount for each derivative is US Dollars 1,315 million each. The interest rate swap complies with the criteria required for hedge accounting.

(17)  Related Parties

As mentioned in note 3, the Group entered into an agreement with a related party under which 884,997 Grifols Class B shares are transferred to Grifols with no cash disbursement and an equal amount of class B shares should be returned on, or before 31 December 2013, no alternative of cancelation in cash is included in the agreement.. The Group should pay to the related party a fee equal to 6% annual rate calculated over the market value of the loaned Class B shares, which is shown in “Financial expenses” in the table below. On 16 April 2013, the Group has returned the shares.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the six months ended 30 June 2013 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	131	—	—	—
Other service expenses	—	—	(2,670)	(635)
Operating leases expenses	—	—	(12,002)	—
Remuneration	—	(4,583)	—	(2,203)
Financial expenses	—	—	(210)	—

	131	(4,583)	(14,882)	(2,838)

Group transactions with related parties during the six-months ended 30 June 2012 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	91	—	—	—
Other service expenses	—	—	(3,908)	(610)
Operating leases expenses	—	—	(11,763)	—
Remuneration	—	(4,056)	—	(1,844)

	91	(4,056)	(15,671)	(2,454)

“Other services expenses” include at 30 June 2012 costs for professional services with related companies amounting to Euros 1,156 thousand. These costs correspond to these incurred in the refinancing of the senior debt.

Group transactions with related parties during the three months ended 30 June 2013 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	66	—	—	—
Other service expenses	—	—	(1,437)	(321)
Operating leases expenses	—	—	(6,104)	—
Remuneration	—	(1,324)	—	(1,127)
Financial expenses	—	—	(70)	—

	66	(1,324)	(7,611)	(1,448)

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

Group transactions with related parties during the three months ended 30 June 2012 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	45	—	—	—
Other service expenses	—	—	(2,068)	(292)
Operating leases expenses	—	—	(5,851)	—
Remuneration	—	(1,776)	—	(922)

	45	(1,776)	(7,919)	(1,214)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

(18)  Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros		Thousands of Euros
	Six-	Six-	Three-	Three-
	Months’	Months’	Months’	Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	June 2013	June 2012	June 2013	June 2012

Cost of sales	212,538	204,354	109,350	100,800
Research and development	30,068	29,901	14,043	14,853
Selling, general & administrative expenses	101,301	93,495	51,211	46,500

	343,907	327,750	174,604	162,153

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros		Thousands of Euros
	Six-	Six-	Three-	Three-
	Months’	Months’	Months’	Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	June 2013	June 2012	June 2013	June 2012

Cost of sales	33,977	32,664	17,220	16,402
Research and development	6,408	4,907	3,767	2,604
Selling, general & administrative expenses	23,824	26,018	12,192	13,013

	64,209	63,589	33,179	32,019

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2013

(19)  Subsequent events

On 15 July 2013, Moody´s Investors Services has upgraded to Ba2 the Grifols Corporate Family Rating, to Ba1 the senior secured and to B1 the senior unsecured ratings of its bank and bond instruments respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six month period ended June 30 2013 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of 2.5 million liters per year. The Melville, New York site, which Grifols leases and operates following the acquisition of Talecris, is an intermediate processing facility and has a capacity of 1.5 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials and Others. Subsequent to the acquisition, Talecris’ operations have been incorporated into the existing Bioscience Division.

•             Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for €1,220.9 million, or 88.4%, and €1,163.7 million, or 88.4%, of Grifols’ total net sales for the 6 months period ended June 30, 2013 and the 6 months period ended June 30, 2012, respectively.

•             Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for €53.0 million, or 3.8%, and €51.6 million, or 3.9%, of total net sales for the 6 months period ended June 30, 2013 and the 6 months period ended June 30, 2012, respectively.

•             Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in two areas: Transfusion Medicine that groups immunohematology and blood bank (blood collection bags and other disposables) and In Vitro Diagnostic Systems that groups hemostasis and the clinical analysis lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Diagnostic division accounted for €66.7 million, or 4.8%, and €69.6 million, or 5.3%, of Grifols’ total net sales for the 6 months period ended June 30, 2013 and the 6 months period ended June 30, 2012, respectively.

•             Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, royalty payments from third parties and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for €40.1 million, or 3.0%, and €31.8 million, or 2.4%, of Grifols total net sales for the 6 months period ended June 30, 2013 and the 6 months period ended June 30, 2012, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the six months periods ended June 30, 2013 and June 30 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2012 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting the Comparability of Grifols Results of Operations

There are no factors affecting the comparability of the periods presented in this report.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2012, our plasma collection centers collected approximately 5.8 million liters of plasma (including specialty plasma). The actual volume of plasma that we are able to collect in the future may be less or more than this amount.

We believe that our plasma requirements through 2016 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 600,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Other Factors

Our financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others.

Critical Accounting Policies under IFRS

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 as issued by the IAS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they are the most important to the preparation of our condensed consolidated interim financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply the revised IFRS 3 “Business combinations” in transactions made subsequent to January 1, 2010. We apply the acquisition method for business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized.

At the acquisition date, we recognize at fair value the assets acquired and the liabilities assumed. Liabilities assumed include contingent liabilities, provided that they represent present obligations arising from past events and their fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred.

Replacements of property, plant and equipment which meet the requirements for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below.

Intangible assets

(i) Goodwill

Goodwill is generated on the business combinations. Goodwill is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination, and we apply the criteria described in Note 6 of the consolidated financial interim statements included in this report. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii) Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

• we have technical studies justifying the feasibility of the production process;

• we have undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use;

• the asset will generate sufficient future economic benefits; and

• we have sufficient financial and technical resources to complete development of the asset and have developed budget and cost accounting control systems that allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which we operate are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii) Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

(iv) Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

(v) Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by us as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Estimated Years of Useful Life
Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Computer Software	Straight line	3 - 6
Currently marketed products	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

Irrespective of any indication of impairment, we test for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out, or FIFO, basis. We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as detailed below.

• Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

• Goods for resale and finished goods: estimated selling price, less costs to sell.

• Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

• we have transferred to the buyer the significant risks and rewards of ownership of the goods;

• we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

• the amount of revenue and costs can be measured reliably;

• it is probable that the economic benefits associated with the transaction will flow to us; and

• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i) Lessee accounting records

We have the right to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

• Finance leases

We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

• Operating leases

We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii) Sale-leaseback transactions

Any profit on sale-leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

• If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated profit or loss for the year; or

• If the sales price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future below-market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Six months ended June 30, 2013 Compared to Six months ended June 30, 2012

1. PROFIT AND LOSS ACCOUNT: MAIN INDICATORS DURING THE FIRST HALF OF 2013

Sales Performance

•             Sales grew by 5.3% (cc) during the first half of the year

From January to June 2013, Grifols’ sales revenue was 1,380.8 million euros, a 4.9% increase compared to the same period of 2012. Geographical diversification of the company’s sales has enabled it to reduce the potential impact of exchange rate volatility, and income grew by 5.3% on a constant currency exchange rate (cc) basis.

•             Increased dynamism of international markets

Sales outside of Spain grew by 6.2% (6.7% cc) to reach 1,272.4 million euros in the first six months of the year, accounting for 92.1% of the company’s income.

Growth was fastest in Latin America and the Asia-Pacific region. Overall, recurring sales (excluding Raw Materials) from geographical regions other than the United States and the European Union, (ROW) rose by 21.9% (22.9% cc) and, with turnover of 220.6 million euros to June 2013, represent 15.9% of the total.

In the European Union, excluding Spain, recurring sales performed well, achieving growth of 6.8% (6.9% cc) to total 190.6 million euros. At the same time, demand for plasma proteins in the United States has continued to rise, with sales growing by 11.6% (cc) in the second quarter, enabling the company to absorb the effects of the new conditions attached to the contracts signed in Canada. Joint sales in the United States and Canada (excluding Raw Materials) grew by 1.5% (1.9% cc) to 835.2 million euros.

Grifols’ commercial strategy continues to focus on regions with better economic prospects and shorter payment periods. In line with this strategy income from Spain which represents 7.9% of total turnover, fell by 8.5% to stand at 108.5 million euros in the first half of 2013.

With respect to its internationalization strategy, Grifols continues to promote its presence as a global company and is planning the optimization of its operating and distribution infrastructure aiming at improving its efficiency and at delivering cost savings.

In addition, during the first six months of 2013, Grifols opened a new representative office in Dubai, which will provide a base for penetrating the Middle East market, replicating the approach taken in China, where the representative office that opened in 2010 recently became a subsidiary after the end of the second quarter of 2013.

•             Bioscience division leads growth

Achieving organic growth depends on supporting the products and services of the three Grifols divisions in their key markets. This has involved promoting a strategy of commercial integration in which the company’s range of plasma protein therapies is complemented by other products and services related to diagnostics (Diagnostic division) and hospital logistics (Hospital division).

However, the Bioscience division remains the principal driver of growth, generating 88.4% of the company’s sales. The increased sales volume of plasma-derived medicines in a stable price environment explains the 4.9% (5.4% cc) growth recorded during the first six months, with sales worth 1,220.9 million euros. Albumin has been the best performer, with growth close to 20%, followed by alpha-1 antitrypsin.

The Hospital division improves growth, with income of 53.0 million euros, a rise of 2.8% (2.9% cc). The company has continued to promote the geographical diversification of this division’s sales by strengthening hospital logistics and the manufacture of injectable drugs for third parties, although Spain continues to account for approximately 70% of sales, and the country’s health cost containment presents an obstacle to growth. In fact, excluding the Spanish market, the Hospital division’s sales rose by 65.1%, thanks to the impressive performance of hospital logistics, primarily in Latin America.

The Diagnostic division saw a significant recovery in its sales during the second quarter of the year, as a result of which the fall of this division’s slowed to 2.0% in comparable terms. However, the results for the six month period continued to be affected by the termination of a number of distribution contracts for third-party products and, from January to June, the division’s total sales fell by 4.1% (3.8% cc) to 66.7 million euros. The company continues to work on obtaining licenses and authorizations to include new technologies from companies in which it has share holdings (primarily Progenika Biopharma) to the division’s product portfolio, while key areas such as immunohematology and clinical analysis continue to perform well. International sales have continued to perform well in Europe (excluding Spain) and other regions (ROW), with double digit growth in Latin America. In line with the Hospital division, sales in the Spanish market have also been impacted by the country’s healthcare cost containment.

The Raw Materials & Others division achieved sales of 40.1 million euros during the six month period. This division includes, among others, royalties’ income, income derived from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

Margins and Profits: Solid Results

•             EBITDA margin improves by 160 basis points (bp) to 32.2% of sales

The EBITDA margin continues to rise, standing at 32.2% of sales to June, an improvement of 160 bp compared to the first half of 2012. In absolute terms, EBITDA was 444.6 million euros, with growth of 10.5%.

This significant improvement in the gross operating result reflects the sales mix and the increased efficiency of the company’s manufacturing processes, as a result both of lower plasma costs and the more cost-effective fractionation and purification of proteins, confirming the delivery of many of the synergies projected as a result of the recent merger process. In addition, the company has maintained its cost containment policy.

Adjusted EBITDA(1), excluding costs associated with the purchase of Talecris and other non-recurring costs, was 464.7 million euros from January to June 2013, growing 10.7% and representing a ratio to sales of 33.7%.

•             Net profit rises by 36.9% to 182.8 million euros

During the first half of 2013, lower financial costs, which have fallen by 11.2% mainly as a result of the improved funding conditions negotiated at the start of 2012, have contributed to the group’s net profit. The good results achieved, the improvements in the financial ratios and in the credit rating mean the company is able to study the possibility of undertaking a new financial restructuring operation in 2014.

Net profit rose by 36.9% for the first half of the year, to 182.8 million euros. This represents 13.2% of sales, compared to 10.1% for the same period of 2012, while net adjusted profit(2) rose by 24.2% to 230.5 million euros.

The effective tax rate for the first half of 2013 was lower due to inclusion of all North Carolina (United States) companies in a single corporation tax return (State Corporate Tax), leading to a reduction in the effective rate of taxation. In the first quarter deductions for R&D in the United States corresponding to 2012 were also applied.

Summary of Sales by Division — First Half 2013

(In thousands of euros)	1H 2013	%sales	1H 2012	%sales	% Var	% var CC
Bioscience division	1,220,948	88.4%	1,163,696	88.4%	4.9%	5.4%
Hospital division	53,040	3.8%	51,591	3.9%	2.8%	2.9%
Diagnostic division	66,726	4.8%	69,603	5.3%	-4.1%	-3.8%
Raw Materials and Others	40,127	3.0%	31,815	2.4%	26.1%	26.7%
Total	1,380,841	100.0%	1,316,705	100.0%	4.9%	5.3%

* Constant Currency (CC) excludes the impact of exchange rate movements

Summary of Sales by Region - First Half 2013

(In thousands of euros)	1H 2013	%sales	1H 2012	%sales	% Var	% var CC
EU	299,034	21.7%	296,958	22.6%	0.7%	0.7%
US+Canada	835,229	60.5%	822,715	62.5%	1.5%	1.9%
R.O.W.	220,617	15.9%	180,989	13.7%	21.9%	22.9%
Subtotal	1,354,880	98.1%	1,300,662	98.8%	4.2%	4.6%
Raw Materials	25,961	1.9%	16,043	1.2%	61.8%	62.6%
Total	1,380,841	100.0%	1,316,705	100.0%	4.9%	5.3%

* Constant Currency (CC) excludes the impact of exchange rate movements

2. PROFIT AND LOSS ACCOUNT: MAIN INDICATORS DURING THE SECOND QUARTER OF 2013

Between April and June 2013, Grifols achieved quarterly record sales revenue in absolute terms. Income earned during the second quarter totaled 697.1 million euros, growth of 7.2% (7.1% cc) compared to the 650.0 million euros earned during the same period of 2012.

Summary of Sales by Division — Second Quarter 2013

(In thousands of euros)	2Q 2013	%sales	2Q 2012	%sales	% Var	% var CC
Bioscience division	616,162	88.4%	576,487	88.7%	6.9%	6.7%
Hospital division	25,885	3.7%	24,544	3.8%	5.5%	5.7%
Diagnostic division	34,167	4.9%	34,853	5.4%	-2.0%	-1.9%
Raw Materials and Others	20,929	3.0%	14,139	2.1%	48.0%	47.7%
Total	697,143	100.0%	650,023	100.0%	7.2%	7.1%

* Constant Currency (CC) excludes the impact of exchange rate movements

Growth in sales in the United States has been particularly impressive, rising by 10.6% (cc) due to increased demand for plasma proteins. This has made up for the effects of the new conditions associated with the contracts with Canada, under which Grifols retains its position as the primary supplier to the country, with a slight volume decrease of total finished product provided to the Canadian market as a result of the new contracts.

By geographical region, North America led sales, with recurring sales (excluding Raw Materials) of 425.3 million euros, equivalent to 61.0% of income.

Summary of Sales by Region - Second Quarter 2013

(In thousands of euros)	2Q 2013	%sales	2Q 2012	%sales	% Var	% var CC
EU	149,760	21.5%	145,603	22.4%	2.9%	3.1%
US+Canada	425,291	61.0%	405,907	62.4%	4.8%	4.5%
R.O.W.	105,761	15.2%	90,145	13.9%	17.3%	17.4%
Subtotal	680,812	97.7%	641,655	98.7%	6.1%	6.0%
Raw Materials	16,331	2.3%	8,368	1.3%	95.2%	94.9%
Total	697,143	100.0%	650,023	100.0%	7.2%	7.1%

* Constant Currency (CC) excludes the impact of exchange rate movements

The European Union, with 149.8 million euros, and other regions (ROW), with 105.7 million euros, account for 21.5% and 15.2% of total income, respectively.

The Bioscience division contributed 88.4% of sales revenue, with growth of 6.9% (6.7% cc), representing a total of 616.2 million euros. The Hospital division generated 25.9 million euros, while Diagnostic accounted for 34.2 million euros. These figures represent 3.7% and 4.9% of the group’s total income, respectively.

Main Figures — First Half of 2013

(In thousands of euros)	1H2013	1H2012	% VAR.
Net Revenues (NR)	1,380.8	1,316.7	4.9%
Ebitda	444.6	402.5	10.5%
% NR	32.2%	30.6%
Adjusted(1) Ebitda	464.7	419.7	10.7%
% NR	33.7%	31.9%
Net Profit	182.8	133.5	36.9%
% NR	13.2%	10.1%
Adjusted(2) Net Profit	230.5	185.5	24.2%
% NR	16.7%	14.1%

3. KEY BALANCE SHEET INDICATORS TO JUNE 2013

Moderate Reduction in Inventory and increased Cash flow

Total consolidated assets at June 2013 were 5,846.2 million euros, with no significant changes with respect to the figure of 5,627.5 million euros reported in December 2012.The differences are primarily due to the incorporation of Progenika.

Inventory levels have fallen slightly to 8.4 million, with stock turnover improving to 278 days, at adequate levels to meet global requirements for plasma and intermediate pastes to produce plasma derived proteins.

The improvement in cash flows seen in preceding quarters continued as a result of Grifols’ greater exposure to countries with shorter payment periods improving its working capital management.

The net financial debt ratio has fallen to 2.77 times adjusted EBITDA(1)

Grifols is committed to the rapid reduction of its debt leverage levels. The group’s net financial debt fell by 46.2 million euros during the first half of 2013 to stand at 2,442.3 million euros. This represents a net debt leverage ratio (NFD/adjusted EBITDA(1)) of 2.77 in June 2013, down from the 2.94 times in March and from the 2.87 times recorded in December 2012. These multiples are significantly lower that the levels required by the credit agreement, currently at 4 times.

Moody’s upgrades Grifols’ credit rating

The ongoing reduction of debt as a key objective for the group, together with high and sustainable levels of operating activity and continuing progress towards achieving the synergies derived from the acquisition of Talecris, have both contributed to Moody’s decision, after the end of the second quarter, to improve Grifols’ credit rating in its latest review.

As a result, the company has been given an overall corporate family rating of Ba2, with senior secured bank debt rated Ba1 and senior unsecured debt (bonds) at B1. The agency has also rated the group’s outlook as stable.

The improvement in the ratings also reflects the ongoing improvement in Grifols’ profitability, enabling it to generate positive cash flows and increase its cash positions. Moody’s decision to assign a stable outlook to Grifols’ ratings assumes that the company will allocate part of its high and rising cash balance during 2014 to reduce its level of leverage, and that the company will optimize its funding costs by a new debt restructuring.

The updated Moody’s credit ratings are as follows:

	Current (July 15, 2013)	Previous (July 9, 2012)
Senior secured debt	Ba1	Ba2
Corporate rating	Ba2	Ba3
Senior unsecured debt	B1	B2
Outlook	Stable	Positive

Performance of net equity

•             Company resumes payment of cash dividend

Grifols’ net equity in the first half of 2013 rose to 1,944.8 million euros.

The company had share capital of 119.6 million euros at June 2013, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of 0.10 euros. This includes a 20.5 million euros share capital increase related to the purchase of Progenika Biopharma that meant the issue of 884,997 new non-voting Class B shares.

During the first half of 2013, following ratification at the Ordinary General Meeting of Shareholders in May, Grifols resumed the payment of cash dividends to remunerate all shareholders (holders of Class A and Class B shares). The dividend will be paid in two installments: an interim dividend on account of the current year financial results and a final one. An ordinary dividend of 0.20 euros (gross) for each Class A and Class B share on account of 2013 results has already been paid during the second quarter of 2013, for a total of 68.75 million euros, reflected in the group’s accounts.

Grifols’ dividend policy remains unchanged, with a target pay-out of 40% of net profit, the same level held prior to the acquisition of Talecris.

4. INVESTMENTS:

Capital expenditure (CAPEX): investment plans maintained

During the first half of 2013, Grifols continued with its investment plan (CAPEX) for the 2012—2015 period and between January and June 2013 the company invested over 64 million euros.

The main objective of this plan is the gradual expansion of its manufacturing facilities in Spain and the United States, with key achievements including completion of the new intravenous immunoglobulin (IVIG) purification plant, part of Grifols’ industrial complex in Los Angeles (California, United States). The new facilities were officially opened in the second quarter of the year by the city mayors of Barcelona and Los Angeles, and are currently undergoing validation. The plant has a total floor area of 9,000 m2 and an initial purification capacity of 10 million grams of IVIG per year, with the option to double it in a second phase.

The plasma fractionation plants at Parets del Vallés (Barcelona, Spain) and Clayton (North Carolina, United States) are also at the validation stage, reflecting Grifols’ plans to expand its installed fractionation capacity from the current volume of 8.5 million liters of plasma/year to more than 12 million liters by 2015.

Another major development during the second quarter was the transfer of management of the Melville plasma fractionation plant (New York, United States) to Kedrion, with effect from July 1, 2013. This operation was one of the conditions imposed on Grifols by the Federal Trade Commission as part of the authorization to purchase Talecris. Management of the plant has been transferred, although fractionation continues at the New York facility.

Investments have also continued to be made in a number of other areas such as those relating to improve and relocate the company’s plasma donor centers in the United States; and those committed with respect to other group companies as well as those relating to the Diagnostic and Hospital divisions, such as the start of a new plant in Curitiba (Brazil) or the expansion of the Las Torres de Cotilla plant (Murcia, Spain).

59 Research projects at the development stage

Grifols’ commitment to research is clearly reflected in the results, with 58.5 million euros spent on R&D, representing 4.2% of sales income.

Grifols presented the results of its SPARK study at the annual meeting of the American Thoracic Society (ATS) in May. The study found that higher doses of Prolastin®C normalize levels of alpha-1-antitrypsin in patients with a congenital deficiency of this protein, a rare disease affecting approximately 200,000 people in Europe and North America. In addition, during the second half of 2013 the company will launch a second trial, the SPARTA study, designed to quantify the degree of lung tissue preservation obtained with Prolastin®C.

As a pioneer in the research and development of therapeutic alternatives designed to contribute to both scientific and social development, Grifols was the main sponsor of the 4th International Alpha-1 Patient

Congress and International Research Conference on Alpha-1 Antitrypsin (AAT). Held in Barcelona in April, this event was attended by patient associations from 25 countries and by scientists from across the globe.

At the end of June 2013, Grifols had 59 research projects under development. Among others, the company continues to enroll Alzheimer’s patients in the AMBAR study (Alzheimer Management by Albumin Replacement) and continues with the studies into the use of albumin to treat liver diseases such as cirrhosis.

In this context Grifols has increased its collaboration with the Chronic Liver Failure European Consortium with a new three million euro contribution in the next four years, in addition to the two million euros committed since 2009.

Grifols’ R&D portfolio includes the projects of the companies in which it has major holdings, such as Araclon Biotech’s tests for the early diagnosis of Alzheimer’s or Progenika Biopharma’s studies of diagnosis and personalized medicine.

Grifols, through Araclon, is the owner of a license to exploit the patent for the S-14 molecule, developed by Spain’s Council for Scientific Research (CSIC). This compound shows potential therapeutic applications in neurodegenerative diseases like Alzheimer’s or Parkinson’s. The results of the study were presented in the second quarter of 2013 at the 11th International Congress on Alzheimer’s and Parkinson’s disease in Florence (Italy).

Purchase of 35% of Aradigm Corporation as part of a strategic global agreement

In the second quarter, Grifols agreed the purchase of 35% of the equity of US pharmaceutical firm Aradigm Corporation (OTC BB:  ARDM.OB), specializing in the development and sale of drugs delivered by inhalation for the treatment and prevention of serious respiratory diseases, including cystic fibrosis (CF) and non-cystic fibrosis bronchiectasis (BE). The operation is due to be completed during the second half of the year, and will involve Grifols investing 25.7 million dollars in an equity offering with a total value of 40.7 million dollars.

5: ANALYSIS BY BUSINESS AREA AND KEY EVENTS OF THE QUARTER

Bioscience division: 88.4% of income

•             Grifols consolidates its direct commercial presence in new emerging markets

Having consolidated its leadership position in the North American and European markets, Grifols is strengthening its sales in the Latin America and Asia-Pacific regions. The company is also preparing for long-term penetration in new, emerging markets in which demand for plasma proteins is on the rise. As part of this strategy, during the first half of 2013 the company opened a representative office for the Middle East in Dubai and also plans to expand into countries such as Turkey, India and Russia. All of these markets represent important growth opportunities for the group.

•             Strategic agreement with Aradigm will position Grifols in the respiratory diseases field

The acquisition of 35% of Aradigm Corporation is part of a wider strategic agreement that also includes Grifols being granted the exclusive global license to market inhaled ciprofloxacin (Pulmaquin™ and Lipoquin™) for the treatment of severe respiratory diseases, including non-cystic fibrosis bronchiectasis (BE), for which phase 2b clinical trials have already been completed. The transaction will enable Grifols to expand its portfolio of pulmonary products, which currently includes Prolastin® and Prolastin®-C for the treatment of alpha-1-antitrypsin deficiency, and will position the company within the respiratory diseases field, a therapeutic area with significant growth potential.

Hospital division: 3.7% of turnover

•             Grifols implements its first automated carousel system for hospital pharmacy in the United States

The automated carousel system is a technological solution for hospital pharmacy that enables better inventory control for drugs and hospital products by facilitating the supply processes and optimizing both space and time. This system has been installed at Emory University Hospital in Atlanta (Georgia, United States).

•             Hospital division international sales increase close to 70%

Grifols has been driving the internationalization of the Hospital division through the manufacture of injectable drugs for third parties and hospital logistics, where it is Spain’s leading supplier of logistical systems to optimize hospital pharmacy services. During the first half of 2013, international sales rose by 69.3%, making a significant contribution to the growth of the division’s income during the period.

Diagnostic division: 4.9% of sales

•             Sales of gel reagent cards for blood typing continue to increase

The sales volumes of DG Gel® blood group typing cards have continued to rise in every market in which Grifols has a presence, and is the key driver of the division.

•             Latin American presentation of its blood genotyping test BLOODchip®

Grifols presented its BLOODchip® molecular biology blood typing test at the 8th Congress of the Latin American Cooperative Group for Transfusion Medicine, which brought together 85 specialists from hospital transfusion services, blood banks and reference laboratories from across Latin America. The BLOODchip® test, developed by Grifols Company Progenika Biopharma, is part of the division’s immunohematology area, whose product portfolio is designed to ensure the quality and safety of the blood transfusions by millions of patients throughout the world every day.

•             Launch of development phase for Alphakit® Quickscreen, a test used to speed up the identification of patients with alpha-1-antitrypsin deficiency

Ninety percent of alpha-1-antitrypsin deficiency suffers are undiagnosed, and the symptoms are usually the same as those of chronic obstructive pulmonary disease (COPD). This innovative test, currently at the development stage, offers health staff a simple yet reliable means of identifying this condition, without the need to send the results to specialist laboratories.

Ordinary general meeting of shareholders

In the general meeting held last May, the company’s shareholders approved the management of the executive team and the proposal to resume payment of a cash dividend. The distribution of an interim dividend on account of 2013 results of 0.20 euros for each Class A and Class B share was approved. In addition, the annual accounts were approved, the number of directors was increased to 12, and Belén Villalonga Morenés was appointed as the new external, independent director and member of the Audit Committee.

Annual meeting with investors and analysts

At the end of May, Grifols held its annual meeting with investors and analysts in San Marcos (Texas, United States). CEO and President of Grifols, Víctor Grifols, accompanied by the company’s senior executives, met with experts and professionals interested in finding out about the group’s performance.  The attendees visited the new testing laboratories recently opened in San Marcos, which have increased the total testing capacity to 15 million donations per year. Currently Grifols performs approximately 250,000 daily tests.

6: CORPORATE RESPONSIBILITY:

Environmental management

•                  Grifols approves new environmental policy and integrates its systems for reporting and evaluating environmental indicators for all sites

January 2013 saw approval of the company’s new environmental policy. This will apply to all the company’s centers and reflects the environmental issues faced by the main plants and the company’s highly diverse workforce.

In addition, the start of the year saw the launch of a new campaign to collect environmental indicators through the SAP Sustainability Performance Management program, recently introduced as a unified system for the collection and evaluation of environmental indicators for all Grifols centers worldwide.

During the first half of 2013 Grifols published its Environmental Management Report for 2012, detailing the company’s performance in terms of key environmental indicators. This records the company’s success in achieving the environmental targets for the period 2011—2013, including measures to reduce the consumption of water and energy per unit of finished product. The company’s carbon footprint has also fallen, with CO2 emissions down by 3.7% over the last year. The report can be viewed at www.grifols.com

Grifols Therapeutics in North Caroline (USA), as a member of Wildlife Habitat Council, has submitted an application to be recertified as a Wildlife at Work site. This program provides a structure for corporate-driven cooperative efforts between management, employees and community members to create, conserve and restore wildlife habitats on corporate lands.

A firm commitment to human resources

•             Grifols average workforce rose by 4.7% to June 2013

In June 2013, Grifols’ average workforce stood at 11,630 members of staff, an increase of 4.7% compared to the end of 2012. The recruitment of new staff by Grifols has been global. In Spain, there was a 5% increase, to 2,597 members of staff. However, approximately 78% of the company’s employees are located in other countries. In the United States the average workforce rose by 4.7% over the year. The number of Grifols staff in the rest of the world rose by 4.1%.

Grifols is a model employer and provides equal opportunities for male and female staff. Average length of service is 6 years, equally distributed by gender (47% men and 53% women), and the average age of staff is 38.

One of Grifols’ key commitments as an employer is to the safety of its staff. To achieve this, it applies continuous improvement processes based on the accurate definition of objectives, careful monitoring of technical and organizational planning in prevention issues, and the application of controls and internal and external audits.

Training is key to ensuring that every employee, regardless of the job he or she performs, or the nature and length of the employment contract, is fully aware of prevention issues and implements this knowledge. The company also complies with national and international legislation.

Grifols has technical and scientific training plans, and programs to develop its staff’s business and personal skills, delivered by the “Grifols Academy”, in its premises at Phoenix, Indianapolis and Barcelona. The Academy’s activities during the first half of the year included a workshop on “New trends in diagnostics”, hands-on leadership and courses on responsibility and teamwork.

The first half of 2013 has also seen the continuation of a number of projects started during 2012, such as the implementation of SAP Training across the organization, the performance evaluation system and the company’s online training platform.

The breakdown of the average number of employees is shown below

Liquidity and Capital Resources

Uses and Sources of Funds

Our principal liquidity and capital requirements consist of the following:

•             costs and expenses relating to the operation of our business, including working capital for inventory purchases

•             accounts receivable financing;

•             capital expenditures for existing and new operations; and

•             debt service requirements relating to our existing and future debt.

During the six months period ended 30 June 2013 the Group generated net cash flow of 3.6 million euros. The variation in net cash flow reflects mainly:

•             Net cash from operating activities totaling 280.3 million. 447.8 million euros of cash flow generated by Grifols´ operations was partially offset by 29.6 million euros of cash for working capital requirements and 137.9 million euros of cash used for interest payment and taxes.

•             Net cash used in investing activities totaling 102.8 million euros. The variation in this result reflects mainly the new investments to expand its production facilities in Spain and in the United States and the acquisition of the Progenika Group.

•             Net cash used in financing activities totaling 173.9 million euros. This amount includes mainly:

•    Debt repayments of 45.9 million euros

•    Dividend payments for an amount of 69.1 million euros.

•      Treasury stock operations include mainly the purchase of 4,402,986 of American Depositary Shares (“ADSs”) from various funds and accounts managed by Cerberus Capital Management, L.P and/or its affiliated advisory entities for a total purchase price of 88.9 million euro (USD 118.9 million, or USD 27 per ADS).

•    Issued of new shares for an amount of 20.5 million euros.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital infusions. At June 30, 2013, our cash and cash equivalents totaled €479.2 million. As of the date of this report, the Amended Revolving Credit Facilities are undrawn. We expect our cash flows from operations combined with our cash balances and availability under our Amended Revolving Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

Condensed Consolidated Statements of Cash Flows

Below are Grifols’ condensed consolidated statements of cash flow for the six month periods ended June 30, 2013 and 2012.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the six- month periods ended 30 June 2013 and 2012

	30/06/13	30/06/12
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	260,278	204,357

Adjustments for:	187,567	188,498

Amortisation and depreciation	64,209	63,589

Other adjustments:	123,358	124,909

Losses on equity accounted investments	1,313	758
Exchange differences	5,198	2,314
Net provision changes	4,928	4,815
Loss on disposal of fixed assets	3,673	889
Government grants taken to income	(447)	(625)
Finance expense / income	107,593	124,146
Other adjustments	1,100	(7,388)
Changes in capital and assets	(29,666)	(67,223)

Change in inventories	13,071	13,767
Change in trade and other receivables	(51,397)	(16,730)
Change in current financial assets and other current assets	(588)	(5,783)
Change in current trade and other payables	9,248	(58,477)

Other cash flows from operating activities	(137,918)	(111,102)

Interest paid	(77,949)	(93,140)
Interest received	2,214	3,901
Income tax paid	(62,183)	(21,863)
Net cash from operating activities	280,261	214,530
Cash flows from investing activities
Payments for investments	(109,138)	(86,274)
Group companies and joint associates (note 3)	(36,093)	(7,642)

Property, plant and equipment and intangible assets	(69,352)	(78,562)

Property, plant and equipment	(58,752)	(67,310)
Intangible assets	(10,600)	(11,252)

Other financial assets	(3,693)	(70)

Proceeds from the sale of investments	6,292	84,880

Group companies and business units	0	683
Property, plant and equipment	6,292	67,754
Other financial assets	0	16,443

Net cash used in investing activities	(102,846)	(1,394)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(85,348)	(2)

Acquisition of Treasury stock	(120,429)	(2)
Disposal of Treasury stock	35,081	0

Proceeds from issue of share capital	20,461	0

Proceeds from and payments for financial liability instruments	(45,937)	(191,559)

Issue	46,340	23,237
Redemption and repayment	(92,277)	(214,796)

Dividends and interest on other equity instruments paid	(69,138)	0

Dividends paid	(70,062)	0
Dividend received	924	0

Other cash flows from financing activities	6,107	(54,206)

Costs of financial instruments issued	0	(43,752)
Other collections from financing activities	6,107	(10,454)

Net cash from / (used in) financing activities	(173,855)	(245,767)

Effect of exchange rate fluctuations on cash and cash equivalents	2,270	6,685

Net decrease in cash and cash equivalents	5,830	(25,946)

Cash and cash equivalents at beginning of the period	473,327	340,586

Cash and cash equivalents at end of period	479,157	314,640

Indebtedness

High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

Bank Debt.

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements. The terms are not substantially different from original, as the discounted present value of the cash flows under the new terms, including the fees paid and discounted using the original effective interest rate, is less than 10% different from the discounted present value of the remaining cash flows of the original financial liability.

The Group incurred costs amounting to Euros 43 million in the refinancing of the senior debt undertaken in 2012. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see Derivatives section below) and the resulting change in the fair value amounting to Euros 65 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt.

Unamortized financing costs from the senior secured debt and the High Yield Unsecured Notes amount to Euros 259.5 million at 30 June 2013 (Euros 296 million at 31 December 2012).

The modifications are as follows:

(i)           reduction of interest rates, retranching (US 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

(ii)        removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)     amendment to the leverage ratio limiting the distribution of dividends, improving from the ratio of 3.75 to the new ratio of 4.5 times, as well as the relaxing of certain conditions relative to certain contracts;

The new conditions of this senior secured debt are as follows:

•            Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Euro Tranche A.

•                 U.S Tranche A :

•            Aggregate Principal Amount of US 600 million.

•            Applicable margin of 325 basic points (bp) linked to US Libor.

•            No floor over US Libor.

•                 Euro Tranche A :

•            Aggregate Principal Amount of EUR 220 million.

•            Applicable margin of 350 basic points (bp) linked to Euribor.

•            No floor over Euribor.

•               Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Euro Tranche B.

•                 U.S Tranche B :

•            Aggregate Principal Amount of US 1,700 million.

•            Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio below 3,25x)

•            Floor over US Libor of 1.00%

•                 Euro Tranche B :

•            Aggregate Principal Amount of EUR 200 million.

•           Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3,25x).

•            Floor over Euribor of 1.00%

•               Senior revolving credit facility: Maturity on 1 June 2016. At 30 June 2013 no amount has been drawn down on this facility.

•                 U.S Revolving Credit Facility :

•            Committed Amount : US 35 million

•            Applicable margin of 325 basis point (bp) linked to US Libor.

•                 U.S. Multicurrency Revolving Credit Facility:

•            Committed Amount : US 140 million

•            Applicable margin of 325 basis point (bp) linked to US Libor

•                 Euro Revolving Credit Facility :

•            Committed Amount:  EUR 21.7 million.

•            Applicable margin of 325 basis point (bp) linked to Euribor.

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 30 June 2013 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortization (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Derivatives

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. Both hedges, the interest rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged.

As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved. The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75% to 1.00%. As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches.

On June 30 2013, the notional amount for each derivative is US Dollars 1,315 million each. The interest rate swap complies with the criteria required for hedge accounting and has not been modified

1 Excluding non-recurring costs and costs associated with the purchase of Talecris.

2 Excluding costs associated with the purchase of Talecris as well as the amortization of intangibles and of deferred financial costs related to the acquisition

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

KPMG Auditores S.L. Torre Realia Plaça d’Europa, 41- 43 08908 L’Hospitalet de Llobregat Barcelona

Grifols, S. A.
Barcelona, Spain
Re: Registration Statement No. 333-188074

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated July 30, 2013 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain

July 31, 2013

KPMG Auditores S.L., sociedad espaňola de responsabilidad limitada, es una filial de KPMG Europe LLP y firma miembro de la red KPMG de firmas independientes afiliadas a KPMG International Cooperative (“KPMG International”), sociedad suiza.

Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, lnscrip. 9 N.I.F. B-78510153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: July 31, 2013